UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

CSS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
125906 10 7
(CUSIP Number)
Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Ellen B. Farber (f/k/a Ellen B. Kurtzman)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		481,501 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		481,501 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,501 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Delv, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		200,000 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Trust FBO Ellen B. Farber under the 2002 Farber Children’s Trusts dated December 12, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		200,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

200,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Trust FBO David M. Farber under the 2002 Farber Children’s Trusts dated December 12, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		200,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

200,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS BLK Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		66,457 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,457 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,457 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	125906 10 7
This Amendment No. 12 amends the Schedule 13D, as previously amended, filed by Ellen B. Farber (f/k/a Ellen B. Kurtzman), Delv, L.P. (the “Partnership”), Trust FBO Ellen B. Farber under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “EBF Trust”), Trust FBO David M. Farber under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “DMF Trust,” and together with the EBF Trust, the “Children’s Trusts”), and BLK Investments L.P. (“BLK Investments”) with respect to the common stock, par value $.10 per share (“Common Stock”), of CSS Industries, Inc., a Delaware corporation (“CSS”).

Item 5.	Interest in Securities of the Issuer
Ellen B. Farber may be deemed to beneficially own 481,501 shares of Common Stock (4.96 percent of the issued and outstanding Common Stock, based upon information provided by CSS in its quarterly report on Form 10-Q for the quarter ended September 30, 2010 indicating that 9,702,446 shares of Common Stock were issued and outstanding on November 3, 2010). She has sole voting and investment power with regard to all of such shares, described as follows:
•	83,667 shares of Common Stock (0.86 percent of the issued and outstanding Common Stock) owned directly.

•	200,000 shares of Common Stock (2.06 percent of the issued and outstanding Common Stock) owned by the Partnership. Ellen B. Farber exercises voting and investment power over these shares through Delv, Inc. (the “General Partner”), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children’s Trusts, for which Ellen B. Farber serves as sole trustee. As a result, the Children’s Trusts may be deemed to have shared voting and investment power with regard to the 200,000 shares held by the Partnership. Ellen B. Farber also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Farber has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the “2003 Trust”), of which Ellen B. Farber is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

•	66,457 shares of Common Stock (0.68 percent of the issued and outstanding Common Stock) owned by BLK Investments. Ellen B. Farber exercises voting and investment power over these shares through the EBF Trust, the general partner of BLK Investments, which has the sole voting and investment power with regard to the shares of Common Stock owned by BLK Investments. Ellen B. Farber is the sole trustee of the EBF Trust, and in that capacity, Ellen B. Farber has the power to act on behalf of the EBF Trust, in its capacity as the general partner of BLK Investments, to vote and dispose of shares held by BLK Investments.

CUSIP No.	125906 10 7
Ellen B. Farber may also be deemed to have sole voting and investment power with respect to 131,377 shares of Common Stock (1.35 percent of the issued and outstanding Common Stock) held by the Farber Family Foundation, Inc., a charitable foundation (the “Farber Family Foundation”). Ellen B. Farber, Jack Farber, her father, Vivian Farber, her mother, and David M. Farber, her brother, are members, officers and directors of the Farber Family Foundation. However, only Ellen B. Farber has authority to exercise voting and investment power with respect to shares of Common Stock currently held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Farber disclaims any beneficial ownership in the shares held by the Farber Family Foundation.
In addition, subsequent to the filing date of Amendment No. 11 to the Schedule 13D, the Partnership sold an aggregate of 131,292 shares of Common Stock as follows:

Date of Sale	Number of Shares	Price Per Share ($)
March 11, 2010	1,700	18.05
March 11, 2010	58	18.06
March 11, 2010	8	18.07
March 11, 2010	800	18.08
March 11, 2010	480	18.09
March 11, 2010	2,389	18.10
March 11, 2010	100	18.15
March 11, 2010	200	18.19
March 11, 2010	2,906	18.20
March 11, 2010	600	18.21
March 11, 2010	300	18.22
March 11, 2010	200	18.23
March 11, 2010	151	18.82
March 11, 2010	400	18.83
March 11, 2010	300	18.88
March 11, 2010	100	18.98
March 11, 2010	100	18.99
March 11, 2010	500	19.01
March 12, 2010	99	18.90
March 12, 2010	10	18.91
March 12, 2010	106	18.93
March 12, 2010	200	18.94
March 12, 2010	100	18.95
March 12, 2010	300	18.96
March 12, 2010	1,245	18.99
March 12, 2010	2,750	19.00

CUSIP No.	125906 10 7

Date of Sale	Number of Shares	Price Per Share ($)
March 12, 2010	500	19.01
March 12, 2010	300	19.02
March 12, 2010	200	19.04
March 12, 2010	800	19.05
March 12, 2010	200	19.06
March 12, 2010	100	19.07
March 12, 2010	300	19.14
March 12, 2010	200	19.15
March 15, 2010	300	18.75
March 15, 2010	100	18.77
March 15, 2010	200	18.80
March 15, 2010	600	18.81
March 15, 2010	100	18.83
March 15, 2010	100	18.84
March 15, 2010	500	18.85
March 15, 2010	190	18.86
March 15, 2010	1,197	18.89
March 15, 2010	500	18.90
March 15, 2010	200	18.92
March 15, 2010	100	18.93
March 15, 2010	600	18.96
March 15, 2010	603	18.99
March 15, 2010	436	19.00
March 15, 2010	100	19.01
March 15, 2010	100	19.02
March 15, 2010	64	19.03
March 15, 2010	200	19.04
March 15, 2010	1,400	19.05
March 15, 2010	800	19.06
March 15, 2010	100	19.07
March 15, 2010	256	19.08
March 15, 2010	244	19.09
March 15, 2010	200	19.10
March 15, 2010	500	19.11
March 15, 2010	300	19.12
March 15, 2010	1,000	19.13
March 15, 2010	200	19.16
March 15, 2010	200	19.18
March 15, 2010	400	19.21
March 15, 2010	500	19.23
March 15, 2010	300	19.26
November 4, 2010	2,168	18.74

CUSIP No.	125906 10 7

Date of Sale	Number of Shares	Price Per Share ($)
November 4, 2010	4,000	18.64
November 4, 2010	2,000	18.59
November 4, 2010	6,000	18.54
November 4, 2010	4,000	18.44
November 4, 2010	3,000	18.39
November 4, 2010	7,000	18.35
November 4, 2010	4,000	18.34
November 4, 2010	1,000	18.32
November 4, 2010	5,000	18.31
November 4, 2010	5,000	18.30
November 4, 2010	1,000	18.29
November 5, 2010	2,509	18.20
November 5, 2010	100	18.24
November 5, 2010	1,000	18.29
November 5, 2010	1,000	18.39
November 5, 2010	391	18.54
November 5, 2010	832	18.57
November 9, 2010	10,250	18.70
November 9, 2010	1,000	18.73
November 9, 2010	350	18.74
November 9, 2010	6,900	18.75
November 9, 2010	500	18.76
November 9, 2010	100	18.80
November 10, 2010	7,000	18.32
November 10, 2010	1,606	18.40
November 10, 2010	1,000	18.41
November 10, 2010	2,000	18.42
November 10, 2010	4,300	18.43
November 10, 2010	700	18.44
November 10, 2010	1,000	18.48
November 10, 2010	605	18.49
November 11, 2010	11,384	18.10
November 11, 2010	5	18.11
November 11, 2010	300	18.12
November 11, 2010	1,000	18.15
TOTAL	131,292
The sales by the Partnership listed in the table above were effected in the public trading markets under a Registration Statement on Form S-3 (Commission File No. 333-156031).

CUSIP No.	125906 10 7

Item 7.	Material to be Filed as Exhibits.
6. Agreement relating to joint filing of this statement. Exhibit 6 provides as follows:
By the execution of this Amendment No. 12 to Schedule 13D, each of the persons signing this Amendment No. 12 to Schedule 13D agrees that this Amendment No. 12 to Schedule 13D and any further amendment to the Schedule 13D shall be filed on behalf of each of them.

CUSIP No.	125906 10 7
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Ellen B. Farber
Ellen B. Farber

DELV, L.P.
By:	DELV, INC., its General Partner

By:	/s/ Ellen B. Farber
Ellen B. Farber, President

TRUST FBO ELLEN B. FARBER UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002
By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

TRUST FBO DAVID M. FARBER UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002
By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

Signatures continued on next page

CUSIP No.	125906 10 7
Signatures continued from previous page

BLK INVESTMENTS L.P. By: Trust FBO Ellen B. Farber under the 2002 Farber Children’s Trusts Dated December 12, 2002, its General Partner

By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

Date: November 15, 2010